Exhibit 99.1

Bank of Scotland Corporate Banking Beauclerc House 3 Queens Road Reading RG1 4AR For the attention of: David Booth

The Directors Foster Wheeler Limited Registered number Shinfield Park Reading Berkshire RG2 9FW (the “Parent”); and Each of the Companies listed in Schedule 5	Telephone: 0118 980 2995 Fax:0118 980 2926

Date: 22st July 2005

Dear Sirs

GUARANTEE FACILITY OF £50,000,000 AND PAYMENT SYSTEMS

We refer to the Facility Letter dated 10 December 2004 between the Parent, Foster Wheeler Energy Limited (“FWEL”) and ourselves pursuant to which certain facilities have been made available to each of the Parent and FWEL. We are pleased to offer the Companies listed in Part 1 of Schedule 5 (the “Borrowers” and each one of them a “Borrower”) a guarantee facility (the “Guarantee Facility ”), a Forward Foreign Exchange Facility (“FFEC Facility”), a daily foreign exchange facility (“Daily FX Facility”) and access to payment systems (the “Payment Systems ”) on the terms set out in this letter. Together the Guarantee Facility, the FFEC Facility, the Daily FX Facility and the Payment Systems are referred to as the “Facilities”.

This offer is open for acceptance by the Borrowers until 26th July 2005 when it will lapse. If accepted, this letter and its schedules will form the agreement between the Borrowers and BoS for the Facilities. Consequently upon acceptance of the terms of this offer by the Borrowers the Original Facilities will cease to be available.

The definitions which shall apply to this letter are given or referred to in Schedule 2 below.

1.	Conditions Precedent and Conditions Subsequent

1.1	The Facilities may not be drawn or utilised unless:-

1.1.1	until BoS has received, in form and substance satisfactory to it, the documents and evidence detailed in Part 1 of Schedule 3;

1.1.2	each Borrower has accepted this letter;

1.1.3	an account mandate, if any, from each Borrower has been received by BoS in relation to each bank account required for the proper operation of the Guarantee Facility, the FFEC Facility, the Daily FX Facility and the Payment Systems and in relation to the Security Documents;

1.1.4	the information and evidence in respect of each Borrower required by BoS to comply with its anti money laundering procedures has been provided to BoS;

1.1.5	for the avoidance of doubt and in the case of the FFEC Facility it may only be used by Borrowers who have completed and delivered originals of the Treasury ISDA Documents and the Treasury Counter Indemnity.

1.2	The Borrowers shall comply with the conditions subsequent contained in Part 2 of Schedule 3 in accordance with the terms specified.

1.3	The Borrowers shall ensure that:

1.3.1	before a Borrower uses the FFEC Facility (and BoS will not permit any Borrower to use the FFEC Facility unless this condition is satisfied) that Borrower shall have completed and delivered the Treasury ISDA Documents and the Treasury Counter Indemnity to BoS and /or Treasury;

1.3.2	the Security Trust Deed is entered into substantially in the terms of the document annexed to this letter by any bank providing facilities permitted by clause 15 of this letter where that bank requires that such facilities should be secured in their favour.

2.	The Facilities

2.1.	The Guarantee Facility and the FFEC Facility may (subject to the limits set out below) be drawn and utilised as:-

2.1.1.	Guarantees up to £50,000,000 (the “Guarantee Limit ”);

2.1.2.	Forward Foreign Exchange Contracts up to £22,421,000 (equivalent for guidance purposes only to a gross contract value of approximately £150,000,000 for periods of less than 1-years duration (the “FFEC Limit ”) on the terms and conditions set out or referred to in this letter;

2.2.	BoS will (subject to the limits set out below) make available to the Borrowers the following facilities in relation to the Payment Systems:-

2.2.1.	BACS facilities with a limit of £13,000,000 (the “BACS Limit”)

2.2.2.	CHAPS facilities with a limit of £7,500,000 (the “CHAPS Limit”)

2.2.3.	International Payment Processing facilities with a limit of £10,000,000 (“the IPP Limit”)

2.2.4.	Treasury Settlement facilities with a limit of £25,000,000 (the “Treasury Settlement Limit”)

on the terms and conditions set out or referred to in this letter.

2.3	Availability

2.3.1	If BoS cancels the availability of any of the Facilities any further utilisation of the Facilities will cease to be available and the access to the Payment Systems shall be cancelled. Before any cancellation, other than under clause 2.3.3, BoS will give the Borrower not more than 5 Business Days prior written notice of cancellation but BoS need not give such prior notice where it reasonably determines that its interests are likely to be materially adversely affected.

2.3.2	If BoS wishes to vary the terms upon which the Facilities are to continue BoS shall agree the revised terms with the Borrowers.

2.3.3	BoS shall review the Facilities annually on the Review Date. If agreement is not reached between BoS and the Borrowers prior to close of business on the Review Date then BoS may notify the Borrower in writing that the Facilities have ceased to be available provided that BoS will give the Borrower not less than 60 days prior written notice of cancellation. BoS shall not be obliged to permit any further utilisation of the Guarantee Facility during such notice period unless cash cover acceptable to BoS is provided by the Borrowers prior to the issue of any Guarantees requested or, prior to any utilisation of the Payment Systems required by the Borrowers during such notice period. Such cash cover shall be equal to 100% of the face value of any Guarantee to be issued or, in the case of the Payment Systems, the Borrowers shall provide such cleared funds in advance in an amount reasonably determined by BoS as being sufficient to enable such proposed utilisation.

2.3.4	Pending BoS issuing any such notice to the Borrowers under clause 2.3.3 (time not being of the essence) the Facilities will continue to be available on the terms applying immediately prior to the relevant Review Date.

2.3.5	In some circumstances BoS may cancel the availability of any of the Facilities and, subject to clause 2.3.6, as appropriate may demand payment (other than in respect of the Guarantees where a demand has not been made by a beneficiary under of a relevant Guarantee) and/or demand cash cover. This may happen if BoS considers that:-

(a)	any of the terms or conditions of this letter or any other facility letter in force from time to time between a Borrower and BoS have been breached; or

(b)	the financial condition of any Borrower or any guarantor of any Borrower has altered in any material adverse way; or

(c)	the Facilities were agreed on the basis of incorrect or incomplete information from the Borrowers which is likely to have a material adverse effect; or

(d)	either (i) control of any Borrower or any of its subsidiary companies passes to any person or persons (whether acting individually or in concert) who is or are not a shareholder in it immediately prior to the date of this letter or (ii) there is a Change of Control, in each case without the prior written consent of BoS.

2.3.6	Upon cancellation under this letter and providing the Borrowers have failed to meet any of the key performance indicators under clause 6 BoS shall also be entitled to demand immediate payment and/or cash cover of 100% of the face value of the Guarantees issued by BoS under the Guarantee Facility to be lodged as security for the exposure of BoS thereunder.

2.3.7	If any utilisation of the Facilities is provided by Treasury, such utilisation will only be available to the Borrowers if they enter into such documents (if any) as are required by Treasury from time to time.

3.	Guarantees

3.1.	On receipt of a written request (in the form required by BoS) by a Borrower, BoS will issue Guarantees (up to in aggregate the Guarantee Limit) on its behalf and in its name or in the name of any other Subsidiary or associated entity including those listed in Part 2 of Schedule 5 of this letter. Before BoS issues a Guarantee on behalf of a Borrower:-

3.1.1.	BoS must have approved the terms of the Guarantee and its proposed term which shall not exceed a period of 5 years from the date of its issue by BoS.

3.1.2	If BoS should agree to approve a Guarantee:

3.1.2.1	with a maturity date exceeding 5 years then the Borrower will be required to provide cash cover in respect of any such Guarantee equal to 100% of the face value of such Guarantee to BoS; such cash cover will be retained by BoS until the unexpired term of the Guarantee is less than 5 years.

3.1.2.2	without a maturity date then the Borrower will be required to provide cash cover in respect of any such Guarantee equal to 100% of the face value of such Guarantee to BoS; such cash cover will be retained by BoS until the Guarantee is returned to BoS for cancellation.

all such cash cover will be credited by BoS upon its receipt of such funds to an interest bearing account of either Foster Wheeler Limited or Foster Wheeler Energy Limited in respect of which a Charge over Cash Deposit is held or alternatively to a suspense account with BoS;

3.1.3	BoS is satisfied that it holds a counter indemnity from the Borrower in a form acceptable to it or in the alternative the Borrower shall have executed and delivered to BoS a counter indemnity in a form acceptable to BoS agreeing to indemnify BoS against any claim under the Guarantee and authorising BoS to debit the amount of a claim to any of such Borrower’s accounts.

3.1.4	For the avoidance of doubt where BoS agrees to accept an on demand guarantee or counter-indemnity from another financial institution acceptable to BoS, such Guarantees issued by BoS but guaranteed or indemnified by any such financial institution will not be taken into account when calculating the Guarantee Limit unless such financial institution cancels, withdraws or otherwise terminates its guarantee or indemnity to BoS.

3.2.	A charge of:

3.2.1	zero point seven five per cent (0.75%) per annum of BoS outstanding liabilities (whether actual or contingent from time to time under the Guarantees shall be payable by the Borrowers in respect of Guarantees issued by BoS on its behalf where cash cover of 100% of the face value of such Guarantee is not held by BoS; and

3.2.2	zero point five five per cent (0.55%) per annum of BoS outstanding liabilities (whether actual or contingent from time to time under the Guarantees shall be payable by the Borrowers in respect of Guarantees issued by BoS on its behalf where cash cover of 100% of the face value of such Guarantee is held by BoS.

This charge will be payable quarterly in arrears on such dates as may be notified by BoS to the Parent up to and including the date upon which the Guarantee is returned to BoS for cancellation.

4.	Forward Foreign Exchange Contracts

4.1.	A Borrower may enter into forward foreign exchange contracts (up to in aggregate the FFEC Limit) with BoS or Treasury for the purchase or sale of any freely convertible currency and with a maturity period of up to thirty six months. For the purpose of calculating utilisations of this component of the Facilities, BoS will calculate the aggregate exposure of BoS or Treasury in respect of each forward foreign exchange contract entered into with BoS or Treasury.

4.2.	Each Borrower must ensure that it makes sufficient funds (either in Sterling or in the appropriate foreign currency) available to meet its obligations under each of the forward foreign exchange contracts entered into by it in terms of this letter as and when they fall due. In the event that a Borrower fails to do so, it shall be liable to BoS or Treasury (as the case may be) in respect of the lesser of (1) the Sterling equivalent of the amount such Borrower was due to pay BoS or Treasury on completion of the relevant forward foreign exchange contract and (2) the Sterling equivalent of the amount which BoS or Treasury would have received by completing that contract at the prevailing spot rate of exchange for the relevant currency on the date of completion of the contract.

4.3.	Whenever the “Sterling equivalent” of any currency amount requires to be calculated it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day.

5.	Termination

Each utilisation of the Facilities referred to in this letter and the Payment Systems shall immediately cease to be available subject to clauses 2.3.1 and 2.3.3 above if BoS makes a demand for payment under clauses 2.3.5 or gives written notice to the Parent that the Facilities are withdrawn.

6.	Key Performance Indicators

As long as the Facilities remain available (and thereafter for as long as is necessary for the purposes of assessing satisfaction with or otherwise of the requirements of clause 2.3.6) the Borrowers will provide financial information, including the Financial Statements, the quarterly management accounts and the quarterly certification required under Schedule 4, evidencing their performance against the key performance indicators set out in Schedule 7. [In the event of such performance not remaining within any of the target ratios set out in Schedule 7, BoS reserves the right to either cancel and withdraw the Facilities or renegotiate the basis on which the Facilities should be made available including without limitation the right to require cash cover under clause 2.3.6.]

7.	Security

7.1	The amounts outstanding under the Facilities will be secured by the Security Documents.

7.2	The Borrowers will enter into such further Security Documents in favour of BoS as BoS may reasonably require from time to time to ensure that BoS continues to hold security at all times while the Facilities remain available which represents in aggregate not less than 80% of consolidated turnover and net assets as determined by the most recent Financial Statements of the Group and all such Security Documents will secure the Facilities and any other money due, owing or incurred to BoS by the Borrowers.

8.	Financial Information

The Borrowers will supply to BoS the financial information specified in the Schedule 4.

9.	Payments

9.1	All payments by any Borrower to BoS (being a Qualifying Lender) under this letter shall be free and without deduction of tax unless such Borrower is required by law to make a payment subject to deduction or withholding of tax, in which case the amount payable by such Borrower will be sufficiently increased to ensure that BoS receives and retains a net sum equal to that which it would have received and retained were no deduction or withholding made. If BoS subsequently receives a tax credit which is referable to the increased payment and which enhances its position, then it will reimburse the relevant Borrower sufficient to redress the position up to the amount received so long as by so doing it does not prejudice receipt or retention of the tax credit.

9.2	Notwithstanding the provisions of clause 9.1 if in relation to BoS circumstances arise which would result in any deduction, withholding or payment of the nature referred to in clause 9.1 then without in any way limiting, reducing or otherwise qualifying BoS’s rights, BoS shall use reasonable endeavours to transfer the Facility to another of its or any relevant BoS Group offices in the UK not affected by the circumstances having the results set out in clause 9.1 and shall otherwise consider taking such reasonable steps as may be open to it to mitigate the effects of such circumstances.

9.3	All payments, whether of commission or otherwise will be paid to BoS at the relevant Borrower’s branch unless BoS otherwise directs and shall be in cleared funds in the relevant currency. If BoS receives a payment that is insufficient to discharge all the amounts then due and payable under the BoS Documents, BoS shall apply that payment towards the obligations of the Group Companies under the BoS Documents in such order as BoS considers appropriate and any such appropriation shall override any instructions by any Group Company.

9.4	All payments to be made by any Borrower under the BoS Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

9.5	All sums of commission will accrue on a daily basis and be calculated on the basis of a year of 365 days (in the case of any amount in Sterling) or 360 days (in the case of any amount in any other currency) and, in any such case, for the actual number of days elapsed. Commission shall continue to accrue on sums due following a decree or judgement as well as before it, and at the same rate.

9.6	Any determination by BoS of any amount whether of commission or charges or an applicable interest rate or otherwise shall, in the absence of manifest error, be conclusive and binding on the Borrowers.

9.7	Where the due date for payment of any amount under any BoS Document is not a Business Day then (without affecting subsequent payment dates) actual payment will be required on the next Business Day. Each Borrower agrees that any monies from time to time standing to its credit on any account which is not designated a trust or client account (whether current, deposit, loan or of any other nature whatsoever) with BoS may be retained as cover for and/or applied by BoS at any time (whether on or before or after the expiry of any fixed or minimum period for which such monies may have been deposited) in or towards payment or satisfaction of any monies or liabilities which are due, owing or incurred by such Borrower to BoS in any manner, whether present or future, actual or contingent, joint or several, whether incurred as principal or surety (or guarantor or cautioner) or in any other way whatsoever.

9.8	If BoS exercises any rights in respect of any monies as referred to in clause 9.6 (including, without limitation, any rights of set-off, accounting retention or similar rights) in respect of any liability of a Borrower and that liability or any part of it is in a different currency from any credit balance against which BoS seeks to exercise its rights, BoS may use the currency of the credit balance to purchase an amount in the currency of the liability at the then prevailing BoS spot rate of exchange and to pay out of the credit balance all costs, charges and expenses incurred by BoS in connection with that purchase.

9.9	BoS shall not be liable for any loss of interest caused by the determination before maturity of any deposits or any loss caused by the fluctuation in any exchange rate of which any currency is bought or sold by BoS.

9.10	If a Borrower fails to pay any amount due to BoS in Sterling but makes such payment in another currency, the relevant Borrower shall indemnify BoS against the full cost incurred by BoS (including all costs, charges and expenses) of converting that payment into Sterling.

9.11	The obligations of each Borrower in relation to the Facilities are joint and several.

10.	Indemnity

10.1.	Each Borrower will at all times on demand indemnify BoS against all Indemnified Events and the Borrowers will pay to BoS the amount of all payments made (whether directly or by way of set-off, counterclaim or otherwise) and all losses, reasonable costs or expenses suffered or incurred from time to time by BoS arising under any liability which BoS has incurred (directly or indirectly) in relation to any utilisations of any or all of the Facilities including (without limiting the foregoing generality) any liability of BoS to Treasury in relation to forward foreign exchange contracts entered into between a Borrower and Treasury.

10.2.	The liability of the Borrowers under clause 10.1 above shall not be affected by any time being given or by anything being done or not done by BoS.

11.	Notices

11.1	Any communication to be made under or in connection with this letter shall be made in writing and, unless otherwise stated, may be made by fax or letter.

11.2	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of BoS for any communication or document to be made or delivered under or in connection with this letter is that identified with its name at the beginning of this letter or any substitute address, fax number or department or officer as BoS may notify to the other parties by not less than five Business Days’ notice.

11.3	The address of each Borrower for any communication or document to be made or delivered under or in connection with this letter is its registered office at the time such communication or document is made or delivered. The fax number of each Borrower for any such communication or document to be made or delivered under or in connection with this letter is the fax number most recently provided to BoS by such Borrower.

11.4	Any communication made or document made or delivered by one person to another under or in connection with this letter will only be effective:-

(a)	if by way of fax, when received in legible form; or

(b)	if by way of letter, when it has been delivered to the relevant address or three Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of the address details set out in clause 11.2 above, if addressed to that department or officer.

11.5	Any communication or document to be made or delivered to BoS will be effective only when actually received by BoS and then only if it is expressly marked for the attention of the department or officer identified with its name above (or any substitute department or officer as BoS shall specify for this purpose). Any communication or document made or delivered to the Parent in accordance with this clause will be deemed to have been made or delivered to each of the Group Companies.

11.6	BoS may rely upon any communication by telephone or fax purporting to be on behalf of any Borrower by anyone previously notified to BoS by the Borrowers as being authorised to do so, without enquiry by BoS as to authority or identity unless BoS shall have received not less than 15 Business Days prior written notice of revocation of such authorisation. The Borrowers agree to indemnify BoS against any liability incurred or sustained by BoS as a result.

12.	Miscellaneous

12.1	No failure or delay by BoS in exercising any right or remedy under any BoS Document shall operate as a waiver, and no single or partial exercise shall prevent further exercise, of any right or remedy.

12.2	If at any time any provision of this letter is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability or such provision under the law of any other jurisdiction shall in any way be affected or impaired.

12.3	The schedules referred to in this letter shall form part of this letter.

12.4	Save to the extent expressly provided to the contrary in a BoS Document, a person who is not a party to a BoS Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

13.	Fees and Expenses

13.1	The Borrowers will pay to BoS bank charges in relation to the Facilities either as specified in this letter or otherwise in accordance with the standard terms and conditions of BoS.

13.2	The Borrowers will pay or reimburse to BoS (on a full indemnity basis) all reasonable legal, accountancy, valuation, due diligence and other fees, costs and expenses or tax charged to or incurred by BoS in connection with the BoS Documents (including the amendment, waiver, enforcement or preservation of BoS rights). Each of the Borrowers authorises BoS to debit any operating account it has with BoS with the amount of any such fees, costs, expenses or tax which is payable from time to time.

14.	EMU Compliance

If the introduction of, changeover to or operation of a single or unified European currency results in:-

(a)	the currency in which either the Guarantee Facility, the FFEC Facility or any of the Payment Systems is provided changing or being replaced or BoS (in its reasonable opinion) requiring to amend the BoS Documents due to changes in price sources for the national currency of any member state of the European Union or, to the extent it is applicable to any of the Facilities, the euro or market conventions relating to the calculation of interest; and/or

(b)	BoS incurring an additional or increased cost in relation to its providing any or all of the Facilities;

then the Borrowers agree, in the case of (a) above, that they will permit the BoS Documents to be amended to the extent necessary (in the reasonable opinion of BoS) to reflect those changed circumstances and, in the case of (b) above, to indemnify BoS in respect of that additional or increased cost.

15.	Permitted Borrowings

Additional borrowings by any UK Group Company up to an aggregate maximum amount of £30,000,000 of guarantee and bond facilities similar to the Guarantee Facility may be negotiated with and obtained from other banks subject to obtaining the prior approval of BoS. Any such facilities approved by BoS must not at any time be permitted to rank ahead of a Borrower’s obligations in respect of the Facilities and the obligations of any of those Borrowers who are a party to the Security Documents. For the avoidance of doubt no Borrower shall grant or permit to be granted any mortgage, charge, security, pledge, lien, right of set-off, right to retention of title or other encumbrance, whether fixed or floating, over any present or future property, assets or undertaking to any other bank in respect of any or all of these other Borrowings but any bank providing such facilities to a Borrower may participate in the security held by BoS through the Security Documents by entering into the Security Trust Deed. Any Group Company which is not registered in the UK under the Companies Acts shall not be subject to any restrictions on borrowing provided that the aggregate of all such borrowings (howsoever characterised) shall not at any time exceed £3,000,000 and furthermore such Group Company may grant any encumbrances on its assets provided that it gives BoS prior notice of the granting of any such encumbrance.

16.	Law

This letter will be governed by and construed according to English law and each of the Borrowers submits to the jurisdiction of the English Courts.

Yours faithfully

/s/ David Booth

For and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

Agreed and accepted on behalf of Foster Wheeler Limited by /s/ Laurent Dupagne Director /s/ Geoffrey Rimer Secretary Date: July 25, 2005	Agreed and accepted on behalf of Foster Wheeler Energy Limited by /s/ Laurent Dupagne Director /s/ Geoffrey Rimer Secretary Date: July 25, 2005

Agreed and accepted on behalf of Foster Wheeler World Services Limited by /s/ Laurent Dupagne Director /s/ Geoffrey Rimer Secretary Date: July 25, 2005	Agreed and accepted on behalf of Foster Wheeler (GB) Limited by /s/ Laurent Dupagne Director /s/ Geoffrey Rimer Secretary Date: July 25, 2005

IMPORTANT NOTICE: As with any legally binding agreement, we recommend that you consult your solicitor or other independent legal adviser before accepting this letter.

SCHEDULE 1

PAYMENT SYSTEMS

1.	BACS Facility

1.1.	BACS Limit £13,000,000

1.2.	Purpose

The BACS facility may only be used by the Borrowers to make fund transfers up to an aggregate at any time of the amount of the BACS Limit utilising the Bankers Automated Clearing System. The Borrower may use the BACS facility to make such fund transfers, subject to sufficient funds being made available by the Borrowers to cover the BACS payments by close of business on the same day.

1.3.	Terms and Conditions

The BACS facility shall be made available to the Borrowers subject to:-

1.3.1.	the terms and conditions of the Bankers Automated Clearing System operated by BACS Limited; and

1.3.2.	its rules of operation as agreed between BoS and the Borrowers from time to time.

2.	CHAPS Facility

2.1.	CHAPS Limit £7,500,000

2.2.	Purpose

The CHAPS facility may only be used by the Borrowers to make fund transfers up to an aggregate at any time of the amount of the CHAPS Limit utilising the Clearing House Automated Payments Systems available from BoS. The Borrowers may use the CHAPS facility to make such fund transfers, subject to sufficient funds being made available by the Borrowers to cover each of those CHAPS payments by close of business on the same day.

2.3.	Terms and Conditions

The CHAPS facility shall be made available to the Borrowers subject to the standard terms and conditions of the Clearing House Automated Payments Systems as advised by BoS.

3.	International Payment Processing Facility

3.1.	IPP Limit £10,000,000

3.2.	Purpose

The International Payment Processing facility may only be used by the Borrowers to make fund transfers using the International Payment Processing facilities provided to the Borrowers by BoS. The Borrowers may use the IPP Facilities to make such fund transfers, subject to sufficient funds being made available by the Borrowers to cover such payments by close of business on the next Business Day.

3.3	Terms and Conditions

The International Payment Processing facility shall be made available to the Borrowers subject to the rules of operation as agreed between BoS and the Borrowers from time to time.

4.	Treasury Settlement Facility

4.1	Treasury Settlement Limit £25,000,000.

4.2	Purpose

The Treasury Settlement facility may only be used by the Borrowers to make fund transfers using the Treasury Settlement facilities up to an aggregate of the Treasury Settlement Limit provided to the Borrowers by Treasury. The Borrowers may use the Treasury Settlement facility to make such fund transfers subject to sufficient funds being made available by the Borrowers to cover such payments by close of business on the date of settlement of such payment without exceeding the Treasury Settlement Limit.

4.3	Terms and Conditions

The Treasury Settlement facility shall be made available to the Borrower subject to the rules of operation as agreed between BoS and the Borrowers from time to time.

5.	General

Throughout the duration of the Facilities, BoS shall be entitled to vary both the limit and the terms and conditions referred to above in relation to the Payment Systems by notice to and as agreed with the Borrowers.

SCHEDULE 2

DEFINITIONS AND INTERPRETATION

1.	Definitions

“BoS” means The Governor and Company of the Bank of Scotland, incorporated by Act of Parliament and having its head office at The Mound, Edinburgh EH1 1YZ and its successors, assignees and transferees.

“BoS Documents” means this letter, the Security Documents and all documents ancillary or supplemental to any of them.

“Business Day” means a day (other than a Saturday or Sunday) when the branch of BoS at which the Borrower’s account is located is open for business.

“Certified Copy” means a copy certified as true, complete and up to date by the specified person or, if no-one is specified, by either the secretary of the relevant Group Company or the Borrower’s solicitors.

“Change of Control” means any circumstances in which either a person, not being a Group Company, alone or together with any associated person or persons becomes the beneficial owner of shares in the issued share capital of the Parent carrying the right to exercise more than 50 per cent. of the votes exercisable at a general meeting of the Parent.

“Charge over Cash Deposit” means the charge over cash deposit referred to in paragraph 1.2 of Schedule 3 granted or to be granted by each Borrower in favour of BoS in respect of the account or accounts (denominated in whatever currency) of each Borrower with BoS which account or accounts is/are blocked or designated as charged to BoS and is/are identified in relevant charge over cash deposit;

“Financial Statements” means the audited annual profit and loss account, balance sheet and cash flow statement of the relevant company for each of its financial years (consolidated for each financial year during which that company has a subsidiary) together with related directors’ and auditors’ reports.

“GAAP” means generally accepted accounting principles and practices in the UK.

“Group” means the Parent and each Subsidiary of the Parent which is not dormant and “Group Company” is construed accordingly.

“Guarantees” means advance payment guarantees, performance bonds and such other similar instruments as may be required in the normal course of business of the Borrowers.

“Indemnified Events” means all actions, suits, proceedings, claims, demands, liabilities, costs, expenses, losses, damages and charges whatsoever (except those arising as a result of the negligence or wilful misconduct of BoS) which may occur in relation to or arising out of any utilisations of any of the Facilities made available under this letter.

“Permitted Borrowings” means those borrowings allowed pursuant to clause 15 of the letter.

“Qualifying Lender” means a person which, in relation to the relevant payment, is beneficially entitled to the income in respect of which the payment is made and is:-

(a)	a company resident in the United Kingdom for tax purposes; or

(b)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a branch or agency and which brings the payment into account in computing its chargeable profits (within the meaning given by section 11(2) of the Taxes Act); or

(c)	a person fulfilling any one of the conditions set out in sub-sections (3) to (7) of Section 349B of the Taxes Act,

in each case in respect of which the Borrower has not received a notification (which remains valid) from the Board of the Inland Revenue directing that Section 349A(1) of the Taxes Act is not to apply to any such payment.

“Review Date” means the Business Day immediately preceding each anniversary of the date of this letter (or such other date as BoS may from time to time notify to the Parent).

“Secretary’s Certificate” means, in respect of a company, a certificate in the form set out in Schedule 6 executed by the secretary of that company.

“Security Documents” means any security documents identified in Schedule 3 (including any guarantees) granted to BoS by any Group Company or any other person in respect of the Borrowings of the Group from time to time and any other documents entered into by a Borrower from time to time creating or evidencing any any guarantee, mortgage, charge, security, pledge, lien, right of set-off, right to retention of title or other encumbrance, whether fixed or floating, over any present or future property, assets or undertaking in favour of BoS.

“Security Trust Deed” means the security trust deed substantially in the form annexed to this letter;

“Subsidiary” means, in respect of any company, person or entity, any company, person or entity directly or indirectly controlled by such company, person or entity (including any Subsidiary acquired after the date of this letter) and “Subsidiaries” shall mean all or any of them, as appropriate.

“Treasury” means HBOS Treasury Services plc (registered number 2692890) having its registered office at 33 Old Broad Street, London, EC2N 1HZ.

“Treasury Counter Indemnity” means the counter indemnity relating to the Treasury Guarantee entered, or to be entered, into between the Borrower and BoS in the form set out in the Treasury ISDA Documents.

“Treasury Guarantee” means the agreed form guarantee entered into between Treasury and BoS now or in the future in relation to all sums due and payable by the Borrower under any hedging/swap/interest rate/currency documentation or any similar documentation in respect of any forward foreign exchange contracts or other derivative contracts entered into now or in the future between the Borrower and Treasury.

“Treasury ISDA Documents” means the form of ISDA master agreement, schedule and associated confirmations used from time to time by Treasury for entities like the Borrower together with all other documents referred to in, or supplemental to, such documentation.

2.	Interpretation

Any reference in this letter to:-

(a)	statutes, statutory provisions and other legislation shall include all amendments, substitutions, modifications and re-enactments for the time being in force and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant legislation;

(b)	“control” of any company shall be interpreted in accordance with Section 840 of the Taxes Act;

(c)	“including” shall not be construed as limiting the generality of the words preceding it;

(d)	any clause, paragraph or schedule shall be construed as a reference to the clauses in this letter, the schedules to this letter and the paragraphs in such schedules;

(e)	any term or phrase defined in the Companies Act 1985 (as amended from time to time) shall bear the same meaning in this letter save that any term used in the definition of “Qualifying Lender” shall be interpreted as such term is interpreted in accordance with the Taxes Act;

(f)	words importing the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(g)	this letter and to any provisions of it or to any other document referred to in this letter shall be construed as references to it in force for the time being and as amended, varied, supplemented, restated, substituted or novated from time to time;

(h)	a person is to be construed to include references to a corporation, firm, company, partnership, joint venture, unincorporated body of persons, individual or any state or any agency of a state, whether or not a separate legal entity;

(i)	any person is to be construed to include that person’s assignees or transferees or successors in title, whether direct or indirect;

(j)	any word or phrase includes all derivations thereof;

(k)	any “associated person” means, in relation to a person, a person who is either acting in concert (as defined in the City Code on Takeovers and Mergers) with that person or is a connected person (as defined in section 839 of the Taxes Act) of that person;

(l)	the “exposure” of BoS (or any other member of BoS Group) means, in relation to any guarantee, bond, forward foreign exchange contract or other utilisation, the amount determined by BoS to be its liability (actual or contingent) in respect thereof (or, if applicable, the liability of such other member of BoS Group).

Clause headings are for ease of reference only and are not to affect the interpretation of this letter.

SCHEDULE 3

Part 1

Conditions Precedent

1.	Security

1.1	A Composite Guarantee by Group Companies representing in aggregate not less than 80% of consolidated turnover and net assets as determined by the most recent Financial Statements of the Group (as guarantor) in favour of BoS on account of each Borrower (as principal). For the purpose of satisfying this condition precedent as at the date of this letter the following Group Companies will act as guarantors:

(i)	Foster Wheeler Limited;

(ii)	Foster Wheeler Energy Limited;

(iii)	Foster Wheeler (G.B.) Limited; and

(iv)	Foster Wheeler World Services Limited.

1.2	Separate Charges over Cash Deposit by each the Parent and Foster Wheeler Energy Limited required under clause 3.1.1 of the letter, if applicable.

1.3	A first and only debenture from each of the Group Companies representing in aggregate not less than 80% of consolidated turnover and net assets as determined by the most recent Financial Statements of the Group in favour of BoS. For the purpose of satisfying this condition precedent as at the date of this letter the following Group Companies will enter into the debentures:

(i)	Foster Wheeler Limited;

(ii)	Foster Wheeler Energy Limited;

(iii)	Foster Wheeler (G.B.) Limited; and

(iv)	Foster Wheeler World Services Limited.

1.4	A global deed of counter indemnity, in form and content satisfactory to BoS and issued separately by all of the Borrowers in favour of BoS.

1.5	A letter of comfort in terms acceptable to BoS from Foster Wheeler Ltd, the ultimate holding company of the Parent.

2.	Financial Information

2.5	Financial Statements of the Group for the period to 31 December 2004.

2.6	The management accounts of the Group for the period to 31 March 2005.

2.7	Whatever information regarding the trading and financial position of each Group Company that BoS may reasonably require.

3.	Administrative/Secretarial

3.5	A Secretary’s Certificate in respect of each company which is a party to a BoS Document.

3.6	An account mandate with BoS in respect of each Borrower in relation to each bank account required for the proper operation of the Facilities and the Security Documents.

3.7	The information and evidence in respect of the Borrower required by BoS to comply with its anti money laundering procedures.

4.	Fees

4.1	Payment of all legal fees inclusive of VAT and disbursements to BoS’s solicitors.

Part 2

Conditions Subsequent

1.	Security Trust Deed

	1.1	A Security Trust Deed duly executed and delivered by all parties thereto; for the avoidance of doubt this condition subsequent 1 is only required to be satisfied prior to any other bank making facilities available to a Borrower pursuant to clause 15 of the letter where that bank requires to obtain security in respect of those facilities as contemplated in clause 15 of the letter.

2.		Hedging

	2.1	The Parent shall procure delivery to BoS of a signed copy of the Treasury ISDA Documents and a signed copy of the Treasury Counter Indemnity within 90 days of the date of this letter.

SCHEDULE 4

FINANCIAL INFORMATION COVENANTS

1.	The Borrower covenants that it will supply to BoS:-

1.1	within 160 days after the end of each financial year of the Parent two copies of its Financial Statements and a copy of the Financial Statements of each other Group Company;

1.2	within 45 days after the end of each quarter in each financial year of the Parent, management accounts (including profit and loss account, balance sheet and cash flow statements) on a consolidated basis for the Group and showing a comparison with budget together with commentary by the finance director on those management accounts;

1.3	at the same time as it delivers the Financial Statements or the management accounts referred to above, a certificate evidencing their performance as at the date to which the Financial Statements or management accounts were prepared against the key performance indicators set out in Schedule 7 signed by a director of the Parent setting out in reasonable detail supporting computations and in form and content acceptable to BoS;

1.4	such further financial information as BoS may from time to time reasonably require.

2.	The Borrower also covenants that:-

2.1.	it will ensure that all Financial Statements delivered by it in terms of paragraph 1.1. above are prepared in accordance with GAAP and that all management accounts delivered by it in terms of paragraph 1.2 above shall be prepared in accordance with generally accepted accounting standards but subject to the limitations applicable to unaudited accounts and, in the case of the Financial Statements, show a true and fair view of the financial position of the relevant Group Company;

2.2.	it will identify from any consolidated accounts prepared for itself and its Parent or Subsidiaries, as the case may be, the financial performance of any undertaking included in those accounts as a subsidiary undertaking (which is not a Subsidiary) and will, excluding any contingent liabilities, provide details of all financing agreements and arrangements to which any Group Company is a party which need not be shown in the Financial Statements of the Parent excluding contingent liabilities;

2.3.	it will promptly provide to BoS such documentation and/or information as BoS may reasonably request from time to time in relation to the Group (or any Group Company or any other person connected with any Group Company) in order for BoS to comply with any law, regulation or guidelines applicable to it from time to time (including, without limitation, any anti-money laundering or “know your customer” rules).

SCHEDULE 5

PART 1

AUTHORISED BORROWERS

1.	Foster Wheeler Limited

2.	Foster Wheeler Energy Limited

3.	Foster Wheeler (GB) Limited

4.	Foster Wheeler World Services Limited

PART 2

•	Foster Wheeler Petroleum Development Limited

•	Foster Wheeler Petroleum Development & Associates Limited

•	Foster Wheeler (Pacific) Limited

•	Foster Wheeler (Malaysia) Sdn. Bhd.

•	Foster Wheeler (Indonesia) Limited

•	Foster Wheeler (Process Plants) Limited

•	Foster Wheeler International Corporation

•	Foster Wheeler International Abu Dhabi

•	Foster Wheeler (Qld) Pty Ltd

•	Foster Wheeler Arabia Limited

•	Foster Wheeler (Nigeria) Limited

•	Foster Wheeler (Philippines) Corporation

•	FW Management Operations, Ltd

•	FW Management Operations, (U.K.) Ltd

•	FW Overseas Operations Limited

•	Foster Wheeler North-West Shelf Limited

•	Foster Wheeler (WA) Pty Ltd

•	Process Plants Suppliers Limited

•	Process Industries Agency Limited

SCHEDULE 6

Secretary’s Certificate

[TO BE COMPLETED BY SECRETARY FOR EACH BORROWER ON EACH BORROWER’S HEADED NOTEPAPER]

To:	Bank of Scotland Corporate Banking Beauclerc House 3 Queens Road Reading RG1 4AR

For the attention of:
David Booth

Date: • 2005

Re:  • Limited (the “Company”)

Registered Office :   •

Registered Number :   •

Guarantee Facility of £50,000,000, Forward Foreign Exchange Facility of £22,421,000 (weighted risk) and access to payment systems, BACS of £13,000,000, CHAPS Limited, £7,500,000, and Treasury Settlement facilities of £25,000,000 (the “Facilities)

I, [insert full name], the Company Secretary certify that:-

1.	the Company has the necessary power to borrow and to incur the liabilities specified in the letter(s) from BoS dated • July 2005 offering the Facilities (the “Facility Letter(s)”) and to draw down the Facilities;

2.	no borrowing limit of the Company will be exceeded by any borrowing under the Facility Letter(s);

3.	the board of directors of the Company has duly authorised [insert full names of those authorised] to accept the Facility Letter(s), to draw down the Facilities and to execute all documentation necessary to complete the security specified in Schedule 3 of the Facility Letter (the “Security”) and all other documentation to be entered into by the Company pursuant to the terms of the Facility Letter;

4.	the individuals specified in 3 above were at the time of execution of the documentation referred to above and remain duly appointed [directors] [authorised signatories] of the Company;

5.	the board of directors and, where necessary, the shareholders of the Company have resolved that the granting of the Security is for the commercial benefit of the Company;

6.	the resolutions giving the authorisations referred to above were validly passed at a properly convened meeting of the board of directors of the Company and, as the case may be, at a properly convened meeting of the shareholders of the Company, such restrictions contain declarations of interest by the directors of the Company sufficient to comply with Section 317 of the Companies Act 1985 and the articles of association of the Company and such resolutions are in full force and effect.

I attach:

(1)	a list of all the directors of the Company and confirm that those persons listed are all the directors of the Company as at the date of this letter; and

(2)	a copy of the Certificate of Incorporation [and Certificate(s) of Incorporation on Change of Name] of the Company and confirm that each copy is true, complete and up to date.

This certificate is authorised by the Board of Directors of the Company.

______________________________
Secretary

SCHEDULE 7

KEY PERFORMANCE INDICATORS

1.	For the purposes of this Schedule 7:

“Cash at Bank” means all Group cash held at or lodged with any bank or financial institution acceptable to BoS as identified in the Financial Statements and the consolidated management accounts of the Group.

“Net Worth” means, at any time, the aggregate of the amount paid up on the issued share capital of the Parent and the amount standing to the credit of its capital and revenue reserves (including any share premium account or capital redemption reserve but excluding any revaluation reserve, and deducting any amounts attributable to intangible assets including goodwill and excluding on balance sheet impact of the implementation of FRS 17).

“Trade Debtors” means, at any time, all debts due to each Group Company in the ordinary course of business outstanding for not more than 120 days from the date payment is due and which are not bad or doubtful but excluding:-

(a)	any debt owed by another Group Company;

(b)	any debt owed by any person who is also a creditor of a Group Company to the extent of the amount owed by that Group Company to that creditor; and

(c)	any debt which has been assigned or charged to or is held in trust for any third party or is subject to any factoring or invoice discounting or similar arrangement;

with any adjustments BoS may from time to time consider to be appropriate in the context of the business of each Group Company and the Facilities.

2.	Net Worth

Net Worth as shown in the Financial Statements and/or management accounts supplied hereunder shall not at any time be less than £85,000,000 .

3.	Trade Debtors plus Cash at Bank to Guarantees

The aggregate of Trade Debtors and Cash at Bank shall at all times equal or exceed the aggregate value of all Guarantees issued and not returned to BoS or any other lender, as the case may be, in accordance with clause 15 of the letter.